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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                  Solicitation/Recommendation Statement under
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               ----------------

                         DELCO REMY INTERNATIONAL, INC.
                           (Name of Subject Company)

                         DELCO REMY INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  246626-10-5
                     (CUSIP Number of Class of Securities)

                              Susan E. Goldy, Esq.
                         Delco Remy International, Inc.
                             2902 Enterprise Drive
                            Anderson, Indiana 46013
                                 (765) 778-6499

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                With Copies To:

       Kenneth A. Lefkowitz, Esq.,             John R. Thornburgh, Esq.,
 Counsel to the Special Committee of the  Counsel to Delco Remy International,
          Board of Directors of                           Inc.
     Delco Remy International, Inc.                    Ice Miller
        Hughes Hubbard & Reed LLP                 One American Square
         One Battery Park Plaza                        Box 82001
      New York, New York 10004-1482         Indianapolis, Indiana 46282-0002
             (212) 837-6000                          (317) 236-2100

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

  Name and Address. The name of the subject company, to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates, is Delco Remy International, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2902 Enterprise Drive, Anderson, Indiana 46013. The telephone number of its principal executive offices is (765) 778-6499.

  Securities. The title of the class of equity securities to which this
Schedule 14D-9 relates is the Class A common stock, par value $.01 per share (the "Shares"), of the Company. As of January 23, 2001, there were 18,118,058 Shares outstanding.

Item 2. Identity and Background of Filing Person.

  Name and Address. The name, business address and business telephone number of the Company, which is the subject company and the person filing this
Schedule 14D-9, are set forth in Item 1 above.

  Tender Offer. This Schedule 14D-9 relates to the tender offer by DRI Acquisition LLC, a Delaware limited liability company (the "Purchaser") and a subsidiary of Court Square Capital Limited, a Delaware corporation ("Court Square"), to purchase all of the outstanding Shares not currently owned by Court Square, as disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on January 11, 2001 (the "Schedule TO"). According to the Schedule TO, the Purchaser is offering to purchase all of the outstanding Shares not currently owned by Court Square at a purchase price of $8.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated January 11, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the "Offer"). Purchaser and Court Square are both indirect subsidiaries of Citigroup Inc., a Delaware corporation ("Citigroup").

  According to the Offer to Purchase, Court Square and its affiliates (collectively, the "CVC Group") already own approximately 37% of the outstanding Shares as well as 100% of the 6,278,055 shares of nonvoting Class B common stock, par value $.01 per share (the "Class B Common Stock"), of the Company, which, if converted and added to the Shares already owned by the CVC Group, would constitute approximately 53% of the outstanding Shares.

  According to the Offer to Purchase, the Purchaser is making the Offer because Court Square wants to substantially increase its ownership interest in the Company. If the Offer is completed and the Purchaser, Court Square and their respective affiliates own at least 90% of the outstanding Shares, the Purchaser intends to, but is not obligated to, consummate a "short-form" merger of the Purchaser (or an affiliate of the Purchaser) with the Company, which would not require the approval of the Board of Directors of the Company (the "Board"), in which case all Shares that are not purchased in the Offer would be exchanged for an amount in cash per share equal to the highest price per share paid pursuant to the Offer. If the Offer is completed and Purchaser, Court Square and their respective affiliates do not own at least 90% of the Shares, the Purchaser may, but is not obligated to, consummate a "long-form" merger (or a similar business combination) of the Purchaser (or an affiliate of the Purchaser) with the Company, which would require the approval of the Board. In a "long-form" merger, the amount and form of consideration paid for Shares that are not purchased in the Offer would be negotiated with the Board. The consideration could be an amount in cash per share equal to the highest price per share paid pursuant to the Offer, or a different form or amount of consideration including cash, common or preferred stock, promissory notes, or other securities. Information in this Schedule 14D-9 regarding the Offer and the intentions of Purchaser and Court Square regarding the Company after the Offer is consummated, is based on and derived solely from information set forth in the Schedule TO and the Offer to Purchase.

  The Schedule TO states that the principal executive offices of Purchaser are located at 1209 Orange Street, Wilmington, Delaware 19801. The Schedule TO states that the principal executive offices of Court Square and Citigroup are located at 399 Park Avenue, New York, New York 10043.

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Item 3. Past Contacts, Transactions, Negotiations and Agreements.

  Except as discussed herein or incorporated herein by reference, to the best of the Company's knowledge, as of the date hereof there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) Citigroup, Court Square or the Purchaser or any of their respective executive officers, directors or affiliates.

  Certain agreements, arrangements or understandings between the Company and its executive officers, directors or affiliates are described in the Company's Proxy Statement, dated November 17, 2000 (the "Proxy Statement"), under the following headings: "Corporate Governance," "Election of Directors," "Increase in Shares Available Under 1997 Stock-Based Incentive Compensation Plan," "Increase In Shares Available Under 1997 Non-Qualified Stock Option Plan For Non-Employee Directors," "Executive Compensation," "Compensation Tables," "Retirement Plans," "Other Forms of Compensation," "Security Ownership of Certain Beneficial Owners and Directors and Officers," "Executive Officers," "Employment Agreement," "Shareholders Agreement" and "Compensation Committee Interlocks and Insider Participation". The referenced sections of the Proxy Statement are filed as Exhibit (e)(1) and are incorporated herein by reference.

  Special Committee. On December 26, 2000, the Board established a special committee, composed of Messrs. Harold K. Sperlich and Robert J. Schultz (the "Special Committee") to consider, evaluate, and negotiate with Court Square with respect to the Offer. Messrs. Sperlich and Schultz have no affiliation with the Purchaser or Court Square except as directors of the Company and as set forth in the Proxy Statement under the heading "Shareholders Agreement." Messrs. Sperlich and Schultz will each receive $1,000 per meeting of the Special Committee, as compensation for services rendered as a member of the Special Committee. This is the standard compensation given to a director of the Company who serves on a committee of the Board. In addition, Messrs. Sperlich and Schultz will be reimbursed for all out-of-pocket expenses incurred by each of them in connection with their service on the Special Committee.

  Interests of Certain Persons in the Offer. In considering the recommendations of the Special Committee with respect to the Offer and the fairness of the consideration to be received in the Offer, stockholders should be aware that certain officers and directors of Citigroup and its affiliates, including Court Square and the Purchaser, and certain officers and directors of the Company, have interests in the Offer which are described below and which may present them with certain actual or potential conflicts of interest with respect to the Offer.

  According to the Offer to Purchase, the CVC Group currently owns approximately 37% of the outstanding Shares as well as 100% of the 6,278,055 shares of Class B Common Stock, which, if converted and added to the Shares already owned by the CVC Group, would constitute approximately 53% of the outstanding Shares.

  According to the Offer to Purchase, Citicorp Venture Capital, Ltd., a member of the CVC Group ("CVC"), is a party to a Second Amended and Restated Securities Purchase and Holders Agreement, dated March 1, 1998 (the "Stockholders Agreement") by and among the Company, CVC, Mascotech Automotive Group, Inc., now known as MASG Disposition, Inc. ("MASG"), and the parties named therein. Pursuant to the Stockholders Agreement, each of the parties thereto have agreed to take all necessary action to ensure that the Board is composed at all times of one individual nominated by MASG and two individuals nominated by CVC. According to the Offer to Purchase, all of the rights and obligations of MASG and CVC under the Stockholders Agreement have been assigned to Court Square. The Stockholders Agreement is filed as Exhibit
(e)(2) and is incorporated herein by reference.

   According to the Offer to Purchase, CVC is also a party to a Registration Rights Agreement, dated as of July 29, 1994 (the "Registration Rights Agreement"), by and among the Company, CVC, World Equity Partners, L.P., MASG and certain other parties named therein. Pursuant to the Registration Rights Agreement, the Company has granted CVC and the other parties thereto certain registration rights relating to the Shares owned

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by them. According to the Offer to Purchase, Court Square has obtained CVC's registration rights under the Registration Rights Agreement. The Registration Rights Agreement is filed as Exhibit (e)(3) and is incorporated herein by reference.

  According to the Offer to Purchase, Mr. Michael A. Delaney, a Vice President and Managing Director of the CVC Group, an officer of Court Square and an officer and director of the Purchaser, is a director of the Company nominated by CVC pursuant to the Stockholders Agreement. Mr. Delaney owns 80,171 Shares, including Shares issuable upon exercise of certain options to purchase Shares. Richard M. Cashin, Jr., who served as an officer of CVC until April 2000, is also a director of the Company nominated by CVC pursuant to the Stockholders Agreement. Mr. Cashin owns 320,297 Shares, including Shares issuable upon exercise of certain options to purchase Shares. In addition, Mr. E.H. Billig, a director of the Company, was formerly the President and Chief Operating Officer of MascoTech, Inc., an affiliate of which owned 3,025,391 Shares until it sold all of its holdings in the Company to Court Square on November 28, 2000. Mr. James R. Gerrity, a director of the Company, frequently acts as a consultant to Citigroup or one or more of its affiliates. Mr. Thomas J. Snyder, President and Chief Executive Officer of the Company, has a potential conflict of interest with respect to the Offer as a result of his employment with, and position as an executive officer of, the Company. The Special Committee and the Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described in Item 4 below.

  According to the Offer to Purchase, the Purchaser does not anticipate making any changes in the current management of the Company and intends to offer management the ability to continue to participate in the ownership of the Company. There are no present agreements, arrangements or understandings regarding the terms of such ownership. The Purchaser also has stated that it does not anticipate making any changes to the Board, except that Court Square will designate an additional individual to be named by Court Square to serve as a member of the Board.

  Change of Control Agreements. The Company is considering entering into change of control agreements with seven executive officers of the Company (the "Change of Control Agreements") prior to the first purchase of Shares by the Purchaser in the Offer. The payments and other benefits to be provided for in the Change of Control Agreements upon the occurrence of certain events would not be triggered by the purchase of Shares by the Purchaser pursuant to the Offer.

  Amendments to Certain Benefit Plans. In connection with the execution of the Change of Control Agreements, the Company expects to amend the definitions of Change in Control in the Delco Remy International, Inc. Supplemental Executive Retirement Plan (the "Executive Retirement Plan") and the Collateral Assignment Split-Dollar Insurance Agreements by and between the Company and certain of its executive officers (the "Insurance Agreements"), in each case to provide that a Change in Control in the context of a tender offer or exchange offer occurs upon the first purchase of any shares of common stock or certain other securities of the Company only if the tender offer or exchange offer was made by a person other than the Company or any member of the CVC Group. As a result, the first purchase of Shares by the Purchaser pursuant to the Offer would not trigger the Change in Control provisions of the Executive Retirement Plan or the Insurance Agreements. In the absence of the planned amendments, upon the purchase of any Shares by the Purchaser pursuant to the Offer, the Company would be required to place substantial sums in trust for the benefit of the applicable executive officers pursuant to both the Executive Retirement Plan and the Insurance Agreements.

Item 4. The Solicitation or Recommendation.

  (a) Recommendation of the Special Committee. THE SPECIAL COMMITTEE URGES THE COMPANY STOCKHOLDERS NOT TO TAKE ANY ACTION WITH RESPECT TO THE OFFER AT THIS TIME. The Special Committee is unable to make a recommendation with respect to the Offer at the present time because it has not yet completed a full and deliberate review of the material terms and provisions of the Offer and has not yet received the complete advice of the Special Committee's legal and financial advisors with respect to the Offer, in each case, sufficient to enable the Special Committee to properly discharge its fiduciary duties under Delaware law. In addition, the Special Committee is currently seeking clarification of

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certain aspects of the Offer and is investigating the feasibility of certain alternatives to the Offer. The Special Committee expects that it will be able to make a recommendation with respect to the Offer, and inform the Company's stockholders of its recommendation, in the near future, after it has completed its review and the discussions that are proceeding with respect to the Offer and possible alternatives.

  (b) (i) Background of the Offer and Recommendation. The CVC Group acquired its initial interest in the Company upon the Company's formation in July 1994. The Company was formed for the purpose of acquiring the assets of the automotive starter and heavy duty starter and alternator businesses of the former Delco Remy Division of General Motors Corporation. The CVC Group has held this interest since July 1994 and purchased additional Company shares on November 28, 2000 from MASG, an affiliate of MascoTech, Inc., which had also invested in the Company at the time of its formation.

  In early October 2000, Mr. Delaney, who is a Vice President and Managing Director of the CVC Group, telephoned Mr. Snyder, President and Chief Executive Officer of the Company, to tell him that the CVC Group was considering the possibility of substantially increasing its ownership interest in the Company. Mr. Delaney said that, although the CVC Group had not made any final decision to increase its interest, he wanted to make sure that the CVC Group could do so without adversely affecting the Company's existing long-term debt arrangements, in particular its outstanding high-yield bonds. They agreed that counsel would review these issues. In a subsequent conversation that occurred later in October 2000, Messrs. Delaney and Snyder confirmed that, under certain circumstances, it would be possible for the CVC Group to substantially increase its ownership interest in the Company without adversely affecting the Company's existing long-term debt. No possible offer price for the shares was discussed in these conversations.

  On December 20, 2000, Mr. Delaney telephoned Mr. Snyder and asked him to meet with Mr. Delaney and other representatives of the CVC Group the following morning to discuss a possible purchase of the Company's stock by the CVC Group. This meeting took place in the CVC Group's offices in New York on December 21, 2000. Mr. Snyder was accompanied by Mr. J. Timothy Gargaro, Senior Vice President and Chief Financial Officer of the Company, and Mr. David E. Stoll, Vice President, Secretary and Treasurer of the Company. At the meeting, Mr. Delaney told the Company representatives that he expected that he would be making a recommendation to the CVC Group's investment committee that the CVC Group commence a tender offer to stockholders to increase its ownership position in the Company and that, prior to doing so, he wished to have a general discussion with the Company's representatives about the Company's business, financial performance and prospects. No potential offer price was discussed at this meeting. Following the meeting, Mr. Delaney contacted Mr. Sperlich, Chairman of the Board, James R. Gerrity, a member of the Board, and Mr. Cashin to repeat what he had told Mr. Snyder and the other Company representatives.

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  On December 22, 2000, Mr. Delaney contacted Messrs. Sperlich and Snyder and told them that CVC intended to commence a cash tender offer for all of the outstanding shares of common stock of the Company at a cash price of $8.00 per share. Court Square then delivered the following letter to the Company:

                         COURT SQUARE CAPITAL LIMITED
                                399 PARK AVENUE
                             NEW YORK, N.Y. 10043

                               December 22, 2000

  Delco Remy International, Inc.
  2902 Enterprise Drive
  Anderson, IN 46013
  Attention: Thomas J. Snyder

  Dear Tom:

  This will confirm the information I conveyed to you this morning. Court Square Capital Limited ("Court Square") proposes to make an offer to acquire all of the issued and outstanding shares of Delco Remy
  International, Inc. ("Delco Remy") at a price of $8 cash per share.

  To effect this offer, we intend to commence a tender offer for any and all of the stock of Delco Remy that we or certain of our affiliates do not currently own. The offer will not be subject to a financing condition. We anticipate that Delco Remy's management will be given the opportunity to participate in the continuing ownership of the company.

  Our offer will assume that the current debt financing of Delco Remy will remain in place upon consummation of the offer. The offer will be subject to customary conditions, including regulatory approvals and the absence of any material adverse change in the business of Delco Remy.

  We believe that our offer represents fair value for Delco Remy stockholders and would like the opportunity to discuss it further as soon as possible. We are proud to have been among the founding investors in Delco Remy and are optimistic about its future. We have been and continue to be strong supporters of Delco Remy and its management team.

                                     Sincerely,

                                     COURT SQUARE CAPITAL LIMITED

                                           /s/ Michael A. Delaney
                                     By: __________________________________
                                     Name: Michael A. Delaney
                                     Title: Vice President

  Later that day, the Company issued a press release summarizing the CVC Group's proposal and stating that the Board would evaluate the proposed Offer.

  On December 26, 2000, the Board held a telephone meeting to consider the proposed Offer. Mr. Delaney and counsel for the CVC Group participated in portions of the Board meeting. Mr. Cashin did not participate in the meeting. Mr. Delaney reviewed the terms of the CVC Group's proposed offer with the Board. In response to a question, Mr. Delaney stated that it was the CVC Group's present intention, upon completion of the Offer, to seek to acquire any remaining public common stock of the Company through a subsequent merger transaction provided that this could be accomplished in a way that would not adversely affect the Company's existing long-

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term debt. He also stated that it would be the CVC Group's intention to effect this merger at the same $8.00 per share cash price proposed to be paid in the Offer. He pointed out that, depending upon the results of the CVC Group's tender offer, the approval of the Company Board could be required for any such merger, but he emphasized that the CVC Group was not seeking such approval at this time. At this same meeting, the Board determined to establish the Special Committee, consisting of Messrs. Sperlich and Schultz, to determine what position the Company should communicate to its stockholders regarding the proposed Offer. The Board authorized the Special Committee to retain legal counsel and financial advisors to assist it in doing so. Mr. Delaney abstained from the vote to establish the Special Committee, although he told the directors that he was supportive of this approach. He excused himself from the meeting immediately following this vote and did not participate further.

  Following the December 26, 2000 meeting of the Board, the Special Committee conferred with Ms. Susan E. Goldy, the Company's General Counsel, and Mr. John
R. Thornburgh of the law firm of Ice Miller. During that telephone conference and at several other telephone conferences over the course of the next few days, the Special Committee and representatives of Ice Miller discussed the general responsibilities of the Special Committee and the selection of independent legal counsel and independent financial advisors to the Special Committee. The Special Committee also retained Mr. Ronald R. Levine, of the law firm of Davis Graham & Stubbs LLP to provide advice with respect to the Special Committee's duties under applicable law and to assist it in selecting independent legal counsel. The Special Committee held several meetings with Mr. Levine and other representatives of Davis Graham & Stubbs LLP to discuss their obligations and to select independent legal counsel to the Special Committee.

  On January 3, 2001 Ms. Goldy was informed by the CVC Group that it intended to launch the Offer on January 8, 2001. Ms. Goldy promptly informed the Special Committee of the intention of the CVC Group.

  On the same day, Mr. Sperlich discussed over the phone with Mr. Delaney Court Square's plans for the Company following consummation of the Offer. Mr. Delaney indicated that the goal would be to acquire a 90% stake in the Company and consummate a "short-form" merger. Mr. Delaney was unable to advise with certainty whether Court Square would proceed with a "long-form" merger if the CVC Group would own less than 90% of the Shares after the completion of the Offer.

  After interviewing a number of law firms over several days, the Special Committee unanimously decided to retain Hughes Hubbard & Reed LLP ("Hughes Hubbard") as the independent legal counsel to the Special Committee on January 5, 2001. At the direction of the Special Committee, Mr. Kenneth A. Lefkowitz of Hughes Hubbard contacted Mr. G. Daniel O'Donnell of the law firm of Dechert, counsel for the CVC Group, and requested that the commencement of the Offer be postponed at least until the Special Committee had retained a financial advisor and such financial advisor had had an opportunity to complete its valuation of the Company. Mr. O'Donnell suggested that the Special Committee contact the CVC Group directly.

  On January 7, 2001, Mr. Sperlich requested Mr. Delaney to postpone the commencement of the Offer until the Special Committee had retained a financial advisor and such advisor had completed its valuation of the Company. Mr. Delaney told Mr. Sperlich that the CVC Group was willing to postpone the commencement of the Offer for a few days, but would not postpone the commencement of the tender offer for a longer period. Mr. Sperlich advised Mr. Delaney that the Special Committee would contact the CVC Group after it had retained a financial advisor.

  The Special Committee met on January 8, 2001 with Mr. Lefkowitz to discuss the scope of the Special Committee's powers that were granted at the December 26, 2000 Board meeting, the Special Committee's duties under applicable law and the process of selecting a financial advisor to the Special Committee.

  On January 9, 2001, the Special Committee met to select an investment banking firm to serve as financial advisor to the Special Committee. After interviewing a number of investment banking firms, the Special

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Committee unanimously decided to retain Deutsche Banc Alex. Brown Inc.
("Deutsche Banc") to provide financial advice to the Special Committee in connection with the Offer, subject to reaching agreement on the financial terms of the engagement. See Item 5 below for a description of the terms of Deutsche Banc's engagement.

  On January 10, 2001, at the direction of the Special Committee, Mr. Lefkowitz contacted Mr. Delaney and Mr. O'Donnell to discuss the timing of the proposed Offer. Mr. Lefkowitz informed Messrs. Delaney and O'Donnell that the Special Committee had retained Deutsche Banc as its financial advisor. Mr. Lefkowitz requested that Mr. Delaney postpone the commencement of the Offer until Deutsche Banc had completed its review of the Company and its valuation of the Offer. Mr. Delaney told Mr. Lefkowitz that the CVC Group was not willing to postpone the Offer and would commence the Offer the next day. However, he indicated that he believed that the Special Committee would have sufficient time to complete its review of the Offer during the pendency of the Offer.

  During this conversation, Mr. Lefkowitz asked Mr. Delaney whether there were any circumstances under which the CVC Group would be willing to sell its interest in the Company to a third party. Mr. Delaney responded that, although he could never entirely rule out the possibility that the CVC Group would be willing to sell its interest at some price, he was skeptical whether a third party would be willing to pay the price the CVC Group would require. Mr. Lefkowitz advised Messrs. Delaney and O'Donnell that since there was a possibility that the CVC Group would sell to a third party, the Special Committee would request that the scope of its authority be expanded to permit it to solicit bids from third parties.

  On January 11, 2001, the CVC Group commenced the Offer. On the same day, the Company issued a press release urging the shareholders of the Company to defer making a determination whether to accept or reject the Offer until they had been advised of the Company's position with respect to the Offer. This press release is filed as Exhibit(a)(2) and is incorporated herein by reference.

  On January 11, 2001, Deutsche Banc commenced its due diligence review of the Company and evaluation of the Offer. In the course of this review, representatives of Deutsche Banc met with the Company's management to review the Company's operations and business strategy.

  Over the next several days, the Board held several telephonic meetings with representatives of Deutsche Banc, Hughes Hubbard, Ice Miller and Dechert to discuss the request of the Special Committee to expand the scope of its authority to negotiate with the CVC Group and to permit it to solicit bids from, and negotiate with, third parties.

  On January 13, 2001, the Board granted the Special Committee's request to expand the scope of its authority to permit it to negotiate with the CVC Group and to solicit bids from, and conduct preliminary negotiations with, third parties.

  On the same day, the Special Committee developed a list of potential acquirors. At the direction of the Special Committee, Deutsche Banc then began contacting such potential acquirors.

  On January 18, 2001, the Special Committee held a meeting attended by representatives of Deutsche Banc and Hughes Hubbard. At the meeting, the representatives of Deutsche Banc summarized the results of their due diligence review to date and presented certain preliminary valuation and financial analyses. However, they indicated that work was ongoing and that they were not yet prepared to advise on the fairness of the Offer.

  On January 19, 2001, the Special Committee, its financial advisors and its legal counsel met with the CVC Group and its financial advisors and legal counsel and informed them that it had commenced contacting potential acquirors of the Company. In addition, the Special Committee and Deutsche Banc discussed some of the preliminary valuation and financial analyses prepared by Deutsche Banc with the representatives of the CVC Group. The Special Committee received certain clarifications with respect to the Offer. The Special

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Committee agreed to meet again with the CVC Group after it had further reviewed its evaluation of the Offer and had considered potential alternatives to the Offer including the preliminary results of the solicitation of bids by Deutsche Banc.

  On January 24, 2001, the Board held a telephonic meeting with representatives of Hughes Hubbard and Ice Miller to discuss the proposed financial terms of the retention of Deutsche Banc by the Special Committee. During the meeting, the Special Committee recommended retaining Deutsche Banc on such terms. The Board, however, requested the Special Committee to renegotiate certain financial terms with Deutsche Banc. Subsequent to the Board meeting, the Special Committee renegotiated the proposed financial terms.

  On January 25, 2001, the Board approved the renegotiated financial terms of the retention of Deutsche Banc by the Special Committee, and Deutsche Banc, the Special Committee and the Company executed the engagement letter described in Item 5.

  (b) (ii) Reasons for Recommendation. The Special Committee is unable to make a recommendation with respect to the Offer at the present time because it has not yet completed a full and deliberate review of the material terms and provisions of the Offer and has not yet received the complete advice of the Special Committee's legal and financial advisors with respect to the Offer, in each case, sufficient to enable the Special Committee to properly discharge its fiduciary duties under Delaware law. The Special Committee, with the assistance of Deutsche Banc, is continuing to consider and evaluate the terms of the Offer and possible responses and alternatives to the Offer. The Special Committee is engaged in discussions with the Purchaser regarding the Offer. The Special Committee is hopeful that this process will result in improvements in the terms of the Offer proposed by the Purchaser or negotiation of a definitive agreement with a third party on terms more attractive to the Company's public stockholders than those contained in the Offer. For these reasons, the Special Committee recommends that the Company's stockholders take no action and not tender their shares with respect to the Offer at the current time.

  (c) Intent to Tender. The Offer to Purchase states that World Equity Partners, LP, a mezzanine fund affiliated with Court Square which owns a warrant exercisable for 1,680,038 Shares, currently intends to tender all of the Shares issuable upon exercise of the warrant. In addition, the Offer to Purchase states that one Vice President of Court Square currently intends to tender 1,700 Shares.

  Messrs. Billig and Cashin have each informed the Company that they intend to hold and not tender any Shares held of record or beneficially owned by him.

  Except as set forth in this Item 4, to the best of the Company's knowledge after reasonable inquiry, each of the Company's executive officers, directors, affiliates and subsidiaries is currently undecided as to whether such, person will tender any Shares held of record or beneficially owned by such person.

Item 5. Persons/Assets Retained, Employed, Compensated Or Used.

  Deutsche Banc is acting as exclusive financial advisor to the Special Committee in connection with the Offer. Deutsche Banc is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Special Committee selected Deutsche Banc to act as financial advisor to the Special Committee on the basis of Deutsche Banc's international reputation and Deutsche Banc's familiarity with the Company and the industry in which it operates.

  Pursuant to the terms of the engagement letter executed by Deutsche Banc, the Special Committee and the Company (the "Engagement Letter"), the Company has agreed to pay Deutsche Banc in connection with its services under the Engagement Letter: (i) a fee of $200,000 payable upon the execution of the Engagement Letter; (ii) an additional fee of $600,000, payable when Deutsche Banc delivers an opinion (or advises the Special Committee that it has completed its analyses and will be unable to render a favorable opinion) with respect to the Offer or a third party transaction; (iii) in the event that the Special Committee requests an additional opinion with respect to a materially amended or revised Offer or a different or materially amended or revised third party transaction, as the case may be, an additional fee of (x) if Deutsche Banc has previously rendered an Opinion relating to such Offer or third party transaction, $100,000 or (y) otherwise, $250,000, payable upon delivery of such additional opinion (or upon advice from Deutsche Banc that it has completed its analyses and will be unable to render a favorable additional opinion); and (iv) in the event (x) the Offer is consummated, an additional fee of $450,000 plus $3,000 for each $0.01 by which the purchase price stipulated in the Offer exceeds $8.00 per share but not greater than $10.00 per share; plus $4,000 for each $0.01 by which the purchase price stipulated in the Offer exceeds $10.00 per share but not greater than $11.00 per share; plus $5,000 for each $0.01 by which the purchase price stipulated in the Offer exceeds $11.00 per share, less any amount paid under clause (iii), or (y) if a third party transaction is consummated, an additional fee of $450,000 plus $8,000 for each $0.01 by which the purchase price paid in such third party transaction exceeds $8.00 per share but not greater than $9.00 per share; plus $3,000 for each $0.01 by which such purchase price exceeds $9.00 per share but not greater than $10.00 per share; plus $4,000 for each $0.01 by which such purchase price exceeds $10.00 per share but not greater than $11.00 per share; plus $5,000 for each $0.01 by which such purchase price exceeds $11.00 per share, less any amount paid under clause (iii). In addition, the Company has agreed to reimburse Deutsche Banc for its reasonable out-of-pocket expenses, including certain fees and expenses of its legal counsel, incurred in connection with the engagement, and to indemnify Deutsche Banc against certain liabilities relating to or arising out of its engagement, or to contribute to payments Deutsche Banc may be required to make in respect thereof.

  Except as set forth in this Item 5, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

  According to the Offer to Purchase, on November 28, 2000, CVC sold to Court Square 3,607,343 Shares and 6,278,055 shares of Class B Common Stock for a total price of $71,669,135.50, subject to adjustment in certain circumstances. Assuming that the price per Share was equal to the price per share of Class B Common Stock, the price per Share paid in this transaction was $7.25.

  According to the Offer to Purchase, on the same date, MascoTech, Inc. and MASG sold to Court Square 3,025,391 Shares, as well as shares and equity interests in and debt of a number of other companies, for a total price of $113,400,000.

  According to the Offer to Purchase, Byron L. Knief, Senior Vice President of Court Square, sold 2,000 Shares on November 14, 2000 and an additional 2,000 Shares on November 17, 2000. Each sale was made for $7.50 per share in open-market broker transactions.

  According to the Offer to Purchase, Lauren M. Connelly, Vice President and Secretary of Court Square, sold 1,700 Shares on December 7, 2000 for the price of $6.39 per share in an open-market broker transaction.

  On January 16, 2001, pursuant to the Delco Remy International 401(k) Retirement and Savings Plan (the "Plan"), approximately 46 Shares were purchased on behalf of Mr. Snyder by Fidelity Investments, at a price of $8.69 per Share. Since 1998, Mr. Snyder has authorized the allocation of approximately 25% of the regular monthly withholdings from his salary for purposes of the Plan to the purchase of Shares pursuant to the Plan. On

January 16, 2001, pursuant to the Plan, approximately eight Shares were purchased on behalf of Mr. Stoll by Fidelity Investments, at a price of $8.69 per Share. Since 1999, Mr. Stoll has authorized the allocation of approximately 10% of the regular monthly withholdings from his salary for purposes of the Plan to the purchase of Shares pursuant to the Plan.

  Except as referred to in this Item 6, no transaction in Shares has taken place during the past 60 days involving the Company or, to the best of the Company's knowledge, any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

  The Special Committee currently is engaged in discussions that relate to, or could result in, one or more of the following or a combination thereof: (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company or (iv) a tender offer for or other acquisition of securities of the Company. The Special Committee is of the opinion that additional disclosure of the possible terms of or parties (other than the Purchaser) involved in such discussions would jeopardize the continuation of such discussions.

Item 8. Additional Information.

  Financial Projections. The financial projections for the Company set forth in "Special Factors--Financial Projections" in the Offer to Purchase were based upon projections prepared by the Company's management during the year 2000. Such projections were prepared by the Company for internal purposes on the basis of what the management of the Company believed at that time to be a reasonable estimate of the Company's future financial performance as of the date of preparation and reflected significant assumptions by the Company's management regarding industry performance and general business and economic conditions as of such date. Since the date of preparation of the Company's financial projections, there have been several developments that have caused several of the underlying assumptions to no longer be accurate. On January 19, 2001, the Company issued a press release, a copy of which is attached as Exhibit (a)(3) and incorporated herein by reference. In the press release, the Company announced that management is comfortable with certain pro forma earnings estimates of $0.24 per share for the fourth quarter of 2000 and $1.26 per share for the twelve months ended December 31, 2000. Management currently expects earnings of $0.12 per share in the first quarter of 2001 and $1.27 per share for the full year, which is in the range of expectations. The first quarter decline is due primarily to softness in the OEM heavy-duty market and lower demand from General Motors. The forecast of $1.27 per share reflects the favorable impact of $0.07 per share on account of the anticipated purchase of minority interests. This compares to the projections contained in the Offer to Purchase of $1.45 per share, which also include earnings from potential acquisitions of $0.10 per share. These projections were prepared by the Company for internal purposes before the announced production cutbacks by General Motors and were based on a number of assumptions, including total estimated North American automobile production for 2001. Certain projections for 2002 and 2003 were also contained in the Offer to Purchase and the Company believes that those estimates may need to be adjusted downward as well.

  This Schedule 14D-9 may contain or incorporate by reference certain "forward-looking statements." All statements other than statements of historical fact included or incorporated by reference in this Schedule 14D-9, including without limitation statements regarding the Company's financial position, business strategy and growth prospects are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of risks and uncertainties could cause actual results to differ materially from these statements, including, without limitation, the risk factors described from time to time in the Company's documents and reports filed with the Commission.

  Litigation. On December 28, 2000, Perry Fuller ("Fuller"), Henry Rose and DPM Limited Partnership, and on January 9, 2001, Jeffrey Berger, each filed separate complaints (the "Claims") in the Court of Chancery of the State of Delaware, New Castle County, as a result of Court Square's initial communication to the Company of its intention to make the Offer on December 22, 2000. Each plaintiff of the Claims is a stockholder of the Company and is seeking class action certification on behalf of the stockholders of the Company. Court Square, the Company and the individual members of the Board are named defendants in the Claims. The Claims allege, among other things, that the timing of the Offer is intended to "freeze out" the public stockholders to the benefit of Court Square without paying an adequate or fair price. The plaintiffs of the Claims have demanded certain remedies including a preliminary and a permanent injunction of the transactions that are contemplated by the Offer.

  The Company has engaged counsel to represent Messrs. Schultz and Sperlich as well as counsel for the Company and the other directors, in each case, with respect to the Claims. Certain plaintiffs have made requests for production of documents by the defendants. Neither counsel is yet required to file any appearances, answers to the complaints or responses to any discovery motions. Each counsel has reached an agreement with plaintiffs' counsel to allow for extensions of time to file answers until ten days after such time, if any, that plaintiffs notify the defendants that they desire a response. In addition, the defendants in the action brought by Fuller need not respond to discovery requests until thirty days after the date, if any, that plaintiffs notify the defendants that they desire a response. The Company and the directors intend to vigorously defend the Claims.

Item 9. Exhibits.

 Exhibit
   No.                                 Description
 ------- ----------------------------------------------------------------------
 (a)(1)  Letter to Shareholders, dated January 25, 2001.*

 (a)(2)  Press Release issued by the Company, dated January 11, 2001.

 (a)(3)  Press Release issued by the Company, dated January 19, 2001
         (incorporated by reference to Exhibit 99 to the Current Report on Form
         8-K of the Company filed with the Commission on January 22, 2001).

 (a)(4)  Press Release issued by the Company, dated January 25, 2001.

 (e)(1)  Excerpted sections of the Company's Definitive Proxy Statement, dated
         November 17, 2000.

 (e)(2) Second Amended and Restated Securities Purchase and Holders Agreement, dated March 1, 1998, by and among the Company, CVC, MASG and the parties named therein (incorporated by reference to Exhibit 10.8 of the Company's Annual Report on Form 10-K filed with the Commission on October 29, 1998).

 (e)(3)  Registration Rights Agreement, dated July 29, 1994, by and among the
         Company, CVC, World Equity Partners, L.P., Mascotech Automotive
         Systems Group, Inc. and the parties named therein (incorporated by reference to Exhibit 10.9 of the Company's Registration Statement on Form S-1 filed with the Commission on October 10, 1997).

--------
*  Included in materials being distributed to stockholders of the Company.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14d-9 is true, complete, and correct.

                                          DELCO REMY INTERNATIONAL, INC.

                                                  /s/ J. Timothy Gargaro
                                          By:__________________________________
                                                 Name: J. Timothy Gargaro
                                             Title: Senior Vice President and
                                                  Chief Financial Officer
Dated: January 25, 2001